November 28, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed October 26, 2012

File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the comment letter to the Company dated November 20, 2012 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

The Commission’s comment letter requests that we respond to the Commission’s nine comments within ten business days by providing the requested information or by advising the Commission when we will provide the requested response. We are respectfully requesting an extension of time to respond to the comment letter, and will submit a comprehensive response on or before Friday, December 21, 2012.

Thank you very much for your consideration. If you have any questions or concerns, please contact the undersigned at (916) 646 9193, ext. 114663, or Joseph W. White, the Company’s Chief Accounting Officer, at (562) 435 3666, ext. 11566.

Respectfully submitted,

/s/ Jeff D. Barlow

Jeff D. Barlow

General Counsel

cc:	Joseph M. Molina, M.D.

John C. Molina, Chief Financial Officer

Joseph W. White, Chief Accounting Officer

Charles Z. Fedak, Audit Committee Chairman